October 28, 2015

Ms. Maryse Mills – Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202-003

Dear Ms. Mills – Apenteng,

Our client is in receipt of your comment letter dated October 1, 2015, and we have amended the S-1 Registration Statement and filed the Amended S-1 as of today. To further assist in your review of same, we are providing this correspondence to address your most recent comment letter, as follows:

Experts, page 33

1.	We note from your response to prior comment 1 that the dismissal of David A. Aronson, CPA, P.A. was not the result of any disagreement and the decision was made by your Board of Directors. Please revise to include a letter from the former accountant filed as Exhibit 16.1 pursuant to Item 304(a)(3) and Item 601 of Regulation S-K.

Response: We have amended the Registration Statement and attached the required letter from Mr. Aronson as Exhibit 16.1 thereto.

Please note we have also amended our registration statement to provide a new audit report from Patrick Heyn, CPA, our new auditor. This was done in response to a telephone discussion with Ms. Amanda Kim regarding the fact that our original auditor, David Aronson, CPA, had his PCAOB certification revoked, and notifying us that a new audit was required.

Thank you very much for your consideration.

Sincerely,

James S. Byrd, Jr.
For the Firm